                                                FILED PURSUANT TO RULE 424(b)(1)
                                                REGISTRATION NO. 333-37809


                                  PROSPECTUS

                          FIRST MIDWEST BANCORP, INC.

                               1,520,611 Shares
                                 Common Stock
                               ($.01 par value)

     This Prospectus pertains to an offering from time to time of up to 1,520,611 shares of common stock, par value $.01 ("Common Stock"), of First Midwest Bancorp, Inc. (the "Company" or "First Midwest"), held by stockholders (the "Selling Stockholders") who received the shares in exchange for their shares of common stock of SparBank, Incorporated ("SparBank"), in connection with the Company's acquisition of SparBank on October 1, 1997. See "SELLING STOCKHOLDERS" (located on pages 10-11 of this Prospectus). The Company will not receive any proceeds from the sale of the shares of Common Stock covered by this Prospectus. The Company has agreed to pay certain expenses in connection with this offering (excluding underwriting discounts, selling commissions, brokers' fees or similar discounts, commissions or fees to be paid by the Selling Stockholders).

     The Common Stock is quoted on the Nasdaq Stock Market's National Market (the "Nasdaq Stock Market") under the symbol "FMBI". On April 23, 1998, the last sale price of the Common Stock as reported on the Nasdaq Stock Market was $46.25 per share.

     The Common Stock may be offered for sale from time to time by the Selling Stockholders to or through underwriters or directly to other purchasers or through agents or brokers in one or more transactions on the Nasdaq Stock Market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The price at which any of the shares of Common Stock may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. As of the date hereof, the distribution and sale of the shares of Common Stock offered hereby are also subject to the provisions of an Investment Agreement, dated as of June 18, 1997, between the Company and the Selling Stockholders (the "Investment Agreement"). The Investment Agreement requires, among other things, that any transfer of the shares "to the public" be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on the Nasdaq Stock Market using the services of a broker-dealer registered in the state where the transfer is to occur, without the use of special selling efforts or methods. See "PLAN OF DISTRIBUTION" (located on pages 12-13 of this Prospectus).

     See "INVESTMENT CONSIDERATIONS" (located on pages 7-10 of the Prospectus) for a discussion of certain risks that should be considered by prospective investors.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

                The date of this Prospectus is April 27, 1998.

                               TABLE OF CONTENTS

         The Company..................................................   3
         Recent Developments..........................................   3
         Cautionary Statement Concerning Forward-Looking Information..   7
         Investment Considerations....................................   7
         Use of Proceeds..............................................  10
         Selling Stockholders.........................................  10
         Plan of Distribution.........................................  11
         Pro Forma Financial Information..............................  13
         Legal Matters................................................  17
         Experts......................................................  17
         Available Information........................................  17
         Incorporation of Certain Documents by Reference..............  18

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is current as of any time subsequent to the date hereof.

                                  THE COMPANY

     The Company is a Delaware corporation that was incorporated in 1982 for the purpose of becoming a multi-bank holding company. The subsidiaries ("Affiliates") of the Company include a commercial bank that is a national banking association and three nonbank Affiliates that offer trust and investment management, mortgage banking and credit life insurance related services in the same markets served by the bank Affiliate. See also "RECENT DEVELOPMENTS" below (located on pages 3-6 of this Prospectus). The Company, headquartered in the Chicago suburb of Itasca, Illinois, is Illinois' third largest publicly traded bank holding company with assets of approximately $3.6 billion at December 31, 1997.

     The Bank's national bank affiliate, First Midwest Bank, National Association (the "Bank"), is engaged in the general commercial banking business which embraces all the usual functions of commercial and retail banking, including: accepting deposits; commercial and industrial, consumer and real estate lending; collections; safe deposit box operations; and other banking services tailored for individual, commercial and industrial and governmental customers. The Bank operates 55 banking offices in northern Illinois with approximately 78% of its banking assets located in the suburban metropolitan Chicago area. Another approximate 16% of the Bank's assets are located in the "Quad-Cities" area of Western Illinois which includes the Illinois cities of Moline and Rock Island and the Iowa cities of Davenport and Bettendorf. The remaining 6% of the Bank's assets are located in the southeastern region of the state in Vermilion and Champaign counties. In each of the primary markets in which the Bank operates, it ranks among the top five banking institutions in market share of deposits.

     First Midwest Trust Company, N.A. (the "Trust Company"), provides trust and investment management services to its clients, acting as executor, administrator, trustee, agent, and in various other fiduciary capacities. As of December 31, 1997, the Trust Company had approximately $1.6 billion in trust assets under management, comprised of accounts ranging from small personal investment portfolios to large corporate employee benefit plans.

     First Midwest Mortgage Corporation (the "Mortgage Corporation") performs centralized residential real estate mortgage loan origination, sales and servicing operations previously conducted by the Bank.

     First Midwest Insurance Company operates as a reinsurer of credit life, accident and health insurance sold through the Bank, primarily in conjunction with its consumer lending operations.

     The Company's principal executive office is located at 300 Park Boulevard, Suite 405, Itasca, Illinois, 60143-3459, and its telephone number is (630) 875-7450.

                              RECENT DEVELOPMENTS

     Acquisition of SparBank. The Company consummated the acquisition of SparBank, the holding company of McHenry State Bank ("MSB"), which was headquartered in McHenry, Illinois, on October 1, 1997. MSB operated four banking offices in McHenry County, Illinois, and had total assets of approximately $436 million as of December 31, 1997. The Company merged MSB into the Bank on February 23, 1998.

     The acquisition was accounted for as a pooling of interests. The Selling Stockholders received 21.7234 shares of Common Stock for each share of SparBank common stock they owned in a tax-free exchange. The

Company issued 3,230,764 shares of Common Stock to the Selling Stockholders in exchange for all of the issued and outstanding common stock of SparBank.

     Incident to the SparBank acquisition, the Company recorded in the fourth quarter of 1997 an acquisition charge of $5.446 million representing primarily investment banker fees, severance and related benefit costs, legal fees and professional services, contract termination fees and certain other nonrecurring merger-related costs. Additionally, also incident to the acquisition, the Company recorded a one-time provision of $1.296 million to conform MSB's loan loss reserves and credit policies to First Midwest's.

     Pending Acquisition. On January 14, 1998, the Company, First Midwest Acquisition Corporation, a wholly owned subsidiary of the Company ("Acquisition Corporation"), and Heritage Financial Services, Inc. ("Heritage"), entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Heritage will be merged with and into Acquisition Corporation (the "Merger"). Heritage is a $1.3 billion holding company headquartered in Tinley Park, Illinois with 17 banking offices located in the south and southwest suburban Chicago banking market.

     Pursuant to the Merger Agreement, the transaction will be structured as a tax-free exchange and accounted for as a pooling-of-interests. Each outstanding share of Heritage's Common Stock, no par value, will be converted to 0.7695 of a share of Company Common Stock, resulting in the issuance of approximately 9.7 million shares of Company Common Stock. Based on First Midwest's January 14, 1998 closing price of $42.38 per share, the transaction is valued at approximately $411 million.

     The Merger is conditioned upon, among other things, approval by the shareholders of both First Midwest and Heritage, and receipt of customary regulatory approvals. The Merger Agreement has been approved by the Boards of Directors of both companies. In conjunction with the approval of the Merger Agreement, Heritage rescinded the balance of its stock repurchase program authorized in June, 1996. It is anticipated the acquisition will be consummated late in the second quarter of 1998. First Midwest intends to merge Heritage Bank, Heritage's principal subsidiary, into the Bank prior to year-end 1998.

     Incident to the entry into the Merger Agreement, the Company and Heritage executed a Stock Option Agreement (the "Option Agreement") pursuant to which Heritage granted the Company an option to acquire up to 2,400,000 shares of Heritage Common Stock (representing 19.9% of its outstanding shares as of January 14, 1998) at a price of $21.25 per share subject to certain terms and conditions set forth in the Option Agreement.

     On January 23, 1998, the Company filed a Current Report on Form 8-K with the Commission (the "Company Form 8-K"), which contains, among other things, certain financial and other information (the "Company Form 8-K Materials") about the Merger. The Company Form 8-K Materials contain certain forward-looking statements regarding the Company, Heritage and the combined organization following the Merger, including statements relating to estimated cost savings and enhanced revenues that may be realized from the Merger, and certain acquisition costs and charges expected to be incurred in connection with the Merger. Such forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the Company Form 8-K Materials and herein. Factors that might cause such a difference include, but are not limited to, those discussed in the Company Form 8-K and the Company's Annual Report on Form 10-K for the year ended December 31, 1997. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "CAUTIONARY

STATEMENT CONCERNING FORWARD-LOOKING INFORMATION" (located on pages 17, 18 and 7, respectively, of this Prospectus).

     As indicated in the Company Form 8-K:

          . The Company expects to realize before-tax expense savings resulting from the Merger of approximately $3.8 million and $9.6 million in 1998 and 1999, respectively, or approximately $2.3 million and $5.8 million after-tax, respectively. These estimates assume that approximately 30% of Heritage's 1997 annualized expenses are eliminated by the end of 1999.

          . The Company expects to record pre-tax acquisition costs and related charges currently estimated at $15.4 million upon the consummation of the Merger, as summarized below:

               Severance and Related Obligations.....................  $ 8.0
               Investment Banker Fees and Expenses...................    4.7
               Professional and Filing Fees..........................    1.2
               Contract Termination Fees.............................    0.8
               Other.................................................    0.7
                                                                       -----

               Total.................................................  $15.4
                                                                       =====

The estimates include assumptions about the timing of the consummation of the Merger and the number of employees whose employment will terminate as a result of the Merger. Changes in such assumptions could result in a change in the estimated total charge.

     Year 2000 Issues. First Midwest and Heritage are currently in the process of addressing a potential problem that is facing all users of automated information systems, including personal computers, that is generally referred to as the Year 2000 Issue. The problem is the result of computer systems processing transactions based upon 2 digits representing the year of the transaction rather than 4 full digits (i.e., 97 for 1997). These computer systems may not operate properly when the last two digits become "00", as will occur on January 1, 2000. In some cases, this could result in a system failure, miscalculations causing disruptions of operations, temporary inability to process transactions, send invoices or engage in similar normal business activities. The problem could affect a wide variety of automated information systems such as main frame computer applications, personal computers, communications systems, including telephone systems, and other information systems utilized by not only First Midwest and Heritage but also their vendors and customers.

     The most significant of First Midwest's automated information systems affected by the Year 2000 Issue are the data processing systems used to process transactions and information for loan, deposit and trust customers. First Midwest currently purchases the services for these systems from three nationally recognized data processing vendors. First Midwest currently plans to convert Heritage's loan, deposit and trust systems to its vendors during 1998 in conjunction with the integration of Heritage into First Midwest. Other programs/applications used in First Midwest's and Heritage's operations that will be affected by the Year 2000 Issue include building and security systems, equipment such as proof machines, sorters and cash dispensers, hardware such as routers, servers, printers, controllers and ATM modems and computer software. The majority of these items have been purchased from outside vendors who are responsible for maintenance of the systems and modifications to enable uninterrupted usage. Additionally, First Midwest and Heritage both have some in-house applications, interface equipment and interfaces that must be reviewed and modified.

     In April 1997, First Midwest began the process of developing a plan and identifying internal resources to address the Year 2000 Issue. The plan includes the identification of the extent of the problem by performing an inventory of all potentially affected software, hardware, other equipment and systems and initiating formal communications with all of First Midwest's significant suppliers and vendors to obtain certification of Year 2000 compliance and the testing of all impacted applications (both third party provided and internally developed). First Midwest's goals are to be fully compliant by November 1998 and to conduct testing of all programs/applications during the period January through June 1999.

     First Midwest's plan to become Year 2000 compliant is being executed with internal resources, primarily through its Information Systems staff. Additionally, First Midwest expects to utilize contract consulting to supplement its internal staff, as needed. Other costs to become compliant will include updating and/or replacement of software and hardware, the cost of which will be capitalized and depreciated. The payroll and payroll related costs and consulting expenses for internal and external human resources will be expensed as incurred.

     Based on currently available information, First Midwest does not anticipate that the cost to address the Year 2000 issues will have a material adverse impact on its financial condition, results of operations or liquidity.

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING INFORMATION

     This Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of the Company and Heritage, including (i) statements relating to the cost savings estimated to result from the Merger,
(ii) statements relating to revenues estimated to result from the Merger, (iii) statements relating to the restructuring charges estimated to be incurred in connection with the Merger and (iv) statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. See "RECENT DEVELOPMENTS" and "PRO FORMA FINANCIAL INFORMATION" (located on pages 3-6 and 13-16 respectively, of this Prospectus). These forward-looking statements involve certain risks and uncertainties. The Company does not undertake any obligation to reflect circumstances or events that arise after the date hereof. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (a) expected cost savings from the Merger may not be fully realized or realized within the expected time frame; (b) revenues following the Merger may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Merger may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) costs or difficulties related to the integration of the business of the Company and Heritage may be greater than expected; (e) changes in the interest rate environment may reduce margins; (f) general economic or business conditions, either nationally or in the states in which the Company is doing business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (g) legislative or regulatory changes may adversely affect the business in which the Company is engaged; (h) the failure of the Company, Heritage or their vendors or customers to achieve Year 2000 compliance on a timely basis could result in disruptions of the Company's business; and (i) changes may occur in the securities markets. The forward-looking earnings estimates included in this Prospectus have not been examined or compiled by the independent public accountants of the Company nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Further information on other factors which could affect the financial results of the Company after the Merger is included in the Commission filings incorporated by reference herein.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers should consider carefully the following factors associated with the ownership of the Common Stock together with the other information contained in this Prospectus.

     Competition. Illinois, and more specifically the metropolitan Chicago area, is a highly competitive market for banking and related financial services. Since the Chicago area is the Company's focus market, the Bank and the Mortgage Corporation are exposed to varying types and levels of competition from associated industries. In general, however, the Bank and the Mortgage Corporation compete with other banking institutions, savings and loan associations, personal loan and finance companies, and credit unions within their market areas. The Trust Company competes with retail and discount stock brokers, investment advisors, mutual funds, insurance companies, and to a lesser extent, financial institutions. Factors influencing the type of competition experienced by the Trust Company generally involve the variety of products and services that can be offered to clients.

Satisfying the needs of the client, in terms of providing quality services and tailored products at competitive prices, primarily dictates the competitive advantage within the industries.

     Loan Portfolio Risks. Inherent in the Company's banking operations are risks associated with the loan portfolio, including credit, interest rate, prepayment and liquidity risk. The Company manages such risks through adherence to policies and procedures designed to control and/or limit risk, such as underwriting and asset/liability policies and procedures as well as a detailed loan rating system used in conjunction with credit reviews performed by its loan review staff. Further, loan loss reserve policies provide Management with recommended levels of loan reserves, mitigating the financial statement impact of unforeseen future losses on loans. Management does not believe that the overall loan portfolio risk inherent in the Company's loan portfolio is in excess of risks experienced by others in the same or similar industries.

     Impact of Interest Rate Changes. Interest rate risk is an inherent part of the banking business as financial intermediaries garner deposits and borrow other funds to finance earning assets. Risk results when either contractual relationships or prevailing market conditions cause rates paid on deposits and other borrowings to reprice on a basis which does not coincide with the repricing events affecting yields on earning assets. If more assets than liabilities reprice in a given time period, the balance sheet is considered asset-sensitive. In a rising interest rate environment, this position would generally result in favorable growth in net interest income, and in a declining interest rate environment, net interest income would be adversely affected. Conversely, if more liabilities than assets reprice, the balance sheet is considered liability-sensitive. In a rising rate environment, this position would generally result in an adverse effect on net interest income, and in a declining interest rate environment the effect would be favorable.

     Economic Conditions and Monetary Policies. Conditions beyond Management's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (a) the strength of credit demands by customers; (b) fiscal and debt management policies of the federal government, including changes in tax laws; (c) the Federal Reserve Board's monetary policy, including the percentage of deposits that must be held in the form of non-performing cash reserves; (d) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (e) changes in rules and regulations governing payment of interest on deposit accounts.

     Government Regulation. The Company and its Affiliates are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC"), the Illinois Commissioner of Banks and Real Estate, the Arizona Department of Insurance, the Internal Revenue Service and state taxing authorities. Financial institutions and their holding companies are extensively regulated under federal and state law.

     Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Affiliates, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's bank and savings association insurance funds and depositors of a financial institution. Consequently, laws and regulations may impose limitations on the Company that may not be in the best interests of the Company and its stockholders. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

     FDIC Insurance Premiums. The deposits of the Company are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC with such insurance backed by the full faith and credit of the United States government. The Company's deposits are predominantly insured by the Bank Insurance Fund ("BIF") while certain deposits of the Company are insured by the Savings Association Insurance Fund ("SAIF"), both of which are administered by the FDIC.

     As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of, and require reporting by, FDIC-insured institutions. Deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions assigned higher risk classifications pay deposit insurance premiums at a higher rate than the institutions assigned lower risk classifications.

     The 1998 annual deposit insurance premium established by the FDIC for the Company's BIF assessable deposits is set at 0%, reflecting the lowest premium assessment as the Company is classified as well-capitalized. Further, as a result of the special assessment on SAIF deposits required by the Deposit Insurance Funds Act of 1996, the SAIF was recapitalized on October 1, 1996. Accordingly, no premium assessments have been imposed on the Company's SAIF deposits for 1998. It is unknown whether such assessments will change in future periods.

     For 1998, the Company will pay premium assessments on both its BIF and SAIF deposits in order to service the interest on the Financing Corporation ("FICO") bond obligations which were used to finance the cost of "thrift bailouts" in the 1980's. The FICO assessment rates on BIF assessable deposits were set at $.01296 and $.0126 per $100 of insured deposits for the 1998 first and second semi-annual periods, respectively, and $.0648 and $.0630 per $100 of insured deposits for SAIF assessable deposits, respectively, for such periods. These rates may be adjusted quarterly to reflect changes in the assessment basis for the BIF and SAIF. By law, the FICO rate on BIF assessable deposits must be 1/5 of the rate on SAIF assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first.

     Anti-Takeover Provisions. The Company has taken a number of actions which could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a stockholder rights plan which would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The stockholder rights plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. The Company's Restated Certificate of Incorporation and its Amended and Restated By-laws also contain provisions which may have the effect of delaying or preventing a change in control. The provisions include: (i) the classification of the Board of Directors; (ii) the restriction that directors can only be removed for cause and only by a majority of the directors or by the vote of persons holding 67 % of the voting securities of the Company; (iii) the authority of the Board of Directors to issue series of preferred stock with such voting rights and other provisions as the Board of Directors may determine; (iv) a super-majority voting requirement to approve certain business combinations; and (v) a super-majority voting requirement to amend provisions of the Restated Certificate of Incorporation or the Amended and Restated By-laws relating to the classification of the Board, removal of directors and the super-majority voting requirement for certain business combinations. In addition, Section 203 of the Delaware General Corporation Law may have the effect of discouraging takeover attempts directed at the Company. Furthermore, employment agreements with certain senior executives of the Company provide for severance pay in the event of a "Change of Control" of the Company as such term is defined in such agreements.

     Acquisition Charge. See "RECENT DEVELOPMENTS -- Pending Acquisition" (located on pages 4-5 of this Prospectus) for a description of the pre-tax acquisition costs and related charges to be recorded in the second quarter of 1998 incident to the acquisition of Heritage.

                                USE OF PROCEEDS

     All of the shares of Common Stock covered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

                             SELLING STOCKHOLDERS

     On June 18, 1997, the Company, FMB Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("FMB"), and SparBank and certain of the Selling Stockholders entered into an Agreement and Plan of Merger (the "SparBank Merger Agreement") pursuant to which SparBank was merged with and into FMB on October 1, 1997 (the "SparBank Merger"). Upon the consummation of the SparBank Merger, each outstanding share of common stock of SparBank was converted into 21.7234 shares of Common Stock of the Company. A total of 3,230,764 shares of Common Stock were issued to the Selling Stockholders in exchange for all of the issued and outstanding shares of SparBank common stock.

     The Selling Stockholders and the Company are parties to the Investment Agreement pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), registering the offer and sale by the Selling Stockholders of an agreed-upon number of the shares of Common Stock issued in the Merger. The Company has agreed to prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective until the earlier of October 1, 1998, or the date on which all of the shares of Common Stock offered hereby have been sold. Under the terms of the Investment Agreement, the Company has agreed to pay certain fees and expenses incurred in connection with the registration; provided, however, that the Company will not pay any underwriting discounts, selling commissions, brokers' fees or similar discounts, commissions or fees attributable to the sale or distribution of the shares of Common Stock, which expenses will be paid by the Selling Stockholders.

     Under the Investment Agreement, the Selling Stockholders agreed that they would not directly or indirectly offer, sell, pledge or transfer or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or pledge) any of the shares offered hereby, except in compliance with the Investment Agreement and the Securities Act and the rules and regulations promulgated thereunder.

     The Selling Stockholders may not transfer their rights under the Investment Agreement without the Company's consent. Such consent is not required, however, in the case of a transfer by bequest, devise, inheritancy, laws of intestacy, or gift.

     The table below sets forth certain information with respect to the Selling Stockholders and their beneficial ownership of Common Stock as of April 20, 1998, and includes information with respect to positions, offices or other material relationships of the Selling Stockholders with the Company, or any of its predecessors or affiliates, during the past three years. Each of the Selling Stockholders will determine, in such Selling Stockholder's sole discretion, the number of shares of Common Stock, if any, to be sold by such Selling Stockholder during the effectiveness of the Registration Statement, but in no event will such number exceed the number of shares of Common Stock specified below. The Company may amend or supplement this Prospectus from time to time to disclose the names, relationships to the Company, and holdings of Common Stock of additional Selling Stockholders.


                                                                Number of Shares      Percentage of
                               Shares of                        of Common Stock       Common Stock
                              Common Stock   Number of Shares    Owned Assuming      Owned Assuming
                             Owned Prior to  of Common Stock   the Sale of All of  the Sale of All of
Name /1/                      the Offering       Offered       the Shares Offered  the Shares Offered
--------                     --------------  ----------------  ------------------  -------------------

Geraldine C. Cowlin/2/.....    2,310,153         600,000           1,710,153              8.53%
William J. Cowlin, Sr./3/..        8,689           8,689                   0              0.00
William J. Cowlin, Jr./4/..      114,286         114,286                   0              0.00
Sarah Cowlin Towne/4/......      114,286         114,286                   0              0.00
Bridget Cowlin.............      114,286         114,286                   0              0.00
Martha Cowlin..............      114,286         114,286                   0              0.00
David Cowlin...............      114,330         114,330                   0              0.00
John Zieman................      170,224         170,224                   0              0.00
Jane Zieman Salmon.........      170,224         170,224                   0              0.00
                               ---------        ---------
     Total.................    3,230,764        1,520,611
                               =========        ---------

-----------------

/1/ William J. Cowlin, Sr., is the spouse of Geraldine C. Cowlin. William J. Cowlin, Jr., Sarah Cowlin Towne, Bridget Cowlin, Martha Cowlin and David Cowlin are the children of William J. Cowlin, Sr., and Geraldine Cowlin. John Zieman and Jane Zieman Salmon are the nephew and niece of William J. Cowlin, Sr., and Geraldine C. Cowlin.

/2/ Geraldine C. Cowlin served as President and a Director of SparBank and as a Director of MSB prior to the SparBank Merger.

/3/ William J. Cowlin, Sr., served as Secretary and a Director of SparBank and as a Director of MSB prior to the SparBank Merger. As provided in the SparBank Merger Agreement, William J. Cowlin, Sr., was appointed to serve as a Director of the Company effective as of October 1, 1997, for a three-year term. Under the terms of the SparBank Merger Agreement, William J. Cowlin, Sr. (or such other nominee of Geraldine C. Cowlin) shall be nominated by the Board of Directors of the Company to serve as director of the Company for a second three-year term following the expiration of his first term.

/4/ William J. Cowlin, Jr., and Sarah Cowlin Towne served as directors of MSB prior to the SparBank Merger.


                             PLAN OF DISTRIBUTION

     Subject to applicable provisions of the Investment Agreement, the Common Stock covered by this Prospectus may be offered for sale from time to time by the Selling Stockholders to or through underwriters or directly to other purchasers or through agents in one or more transactions on the Nasdaq National Market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. Such methods of sale may include, without limitation,
(a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker-dealer as a principal and resale by such broker-dealer for its own account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. This Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution, to the extent that such amendment or supplement is required by applicable law.

     In connection with sales of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Stockholders. To the extent permitted by applicable law, the Selling Stockholders may also sell Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker- dealer or financial institution of the Common Stock offered hereby, which Common Stock such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge the shares registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may, subject to the Investment Agreement, effect sales of the pledged Common Stock pursuant to this Prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Any such remuneration will be disclosed in a prospectus or prospectus supplement filed under the Securities Act, to the extent such disclosure is required under applicable law. The Selling Stockholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers.

     Notwithstanding the foregoing, as of the date of this Prospectus, the distribution and sale of the shares of Common Stock offered hereby are subject to the provisions of the Investment Agreement. The Investment Agreement requires, among other things, that any transfer of such shares of Common Stock "to the public" be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on the Nasdaq National Market using the services of a broker-dealer registered in the state where the transfer is to occur, without the use of special selling efforts or methods.

     Under the Investment Agreement, the Company has agreed to indemnify the Selling Stockholders and certain related persons against certain liabilities in connection with the offering of the Common Stock pursuant to this Prospectus, including liabilities arising under the Securities Act. The Selling Stockholders have also agreed to indemnify the Company and certain related persons against certain liabilities in connection with the offering of the Common Stock pursuant to this Prospectus, including liabilities arising under the Securities Act.

                        PRO FORMA FINANCIAL INFORMATION
                 (dollars in thousands, except per share data)

     The following unaudited Pro Forma Condensed Statement of Condition as of December 31, 1997, combines, under the pooling-of-interests method of accounting, the historical consolidated statements of condition of the Company and Heritage as if the Merger had been effective on December 31, 1997. The following unaudited Pro Forma Condensed Statements of Income for the years ended December 31, 1997, December 31, 1996 and December 31, 1995 present the combined results of operations of the Company and Heritage, under the pooling-of-interests method of accounting, as if the Merger had been effective at January 1, 1995.

     The pro forma combined information is not necessarily indicative of the actual results that would have occurred had the Merger been consummated prior to the periods indicated, or of the future operations of the combined entity. This information should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of the Company, including the notes thereto. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION," and "RECENT DEVELOPMENTS" (located on pages 17, 18, 7, and 3-6, respectively, of this Prospectus).

     Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of the Company and Heritage will be combined as of the consummation of the Merger and carried forward at their previously recorded amounts. The stockholders' equity accounts of the Company and Heritage will be combined on the Company's consolidated statement of condition, and no goodwill or other intangible assets will be created. Financial statements of the Company issued after the Merger will be restated retroactively to reflect the consolidated operations of the Company and Heritage as if the Merger had taken place prior to the periods covered by such financial statements.

     The Company and Heritage expect that the combined company will achieve substantial benefits from the Merger in the form of operating cost savings. However, the unaudited pro forma financial information does not reflect any direct costs or potential savings which are expected to result from the consolidation of operations of the Company and Heritage, and, therefore, does not purport to be indicative of the results of future operations.

                   PRO FORMA COMBINING FINANCIAL STATEMENTS

                                                                   Pro forma Condensed Statement of Condition (Unaudited)
                                                                                    December 31, 1997
                                                            ------------------------------------------------------------------
                                                                      Historical
                                                            ----------------------------     Pro forma            Pro forma
                                                            First Midwest       Heritage     Adjustments          Consolidated
                                                            -------------       --------     -----------          ------------
Assets
Cash and due from banks.................                     $  117,974      $   48,214       $(15,400) /(1)/     $  150,788
Funds sold and other short-term
  investments...........................                         31,055           2,864             --                33,919
Mortgages held for sale.................                         26,857              --             --                26,857
Securities available for sale...........                        974,467         407,087             --             1,381,554
Securities held to maturity.............                         20,323         113,101             --               133,424
Trading account securities..............                             --             450             --                   450
Loans...................................                      2,333,252         711,541             --             3,044,793
Reserve for loan losses.................                        (37,344)         (9,621)            --               (46,965)
                                                             ----------      ----------       --------            ----------
    Net Loans...........................                      2,295,908         701,920       $     --            $2,997,828
                                                             ----------      ----------       --------            ----------

Premises, furniture and equipment.......                         59,219          19,585             --                78,804
Accrued interest receivable and other
  assets................................                         88,370          26,100             --               114,470
                                                             ----------      ----------       --------            ----------
    Total Assets........................                     $3,614,173      $1,319,321       $(15,400)           $4,918,094
                                                             ==========      ==========       ========            ==========

Liabilities and Stockholders' Equity
Deposits................................                     $2,795,975      $1,139,631       $     --            $3,935,606
Short-term borrowings...................                        438,032          45,569             --               483,601
Accrued interest payable and other
  liabilities...........................                         42,654          11,915         (3,850) /(1)/         50,719
                                                             ----------      ----------       --------            ----------
    Total liabilities...................                      3,276,661       1,197,115         (3,850)            4,469,926
                                                             ----------      ----------       --------            ----------
Stockholders' equity
Common stock............................                            201              --             93  /(2)/            294
Additional paid-in capital..............                         63,049          24,181            (93) /(2)/         87,137
Retained earnings.......................                        281,770          93,346        (11,550) /(1)/        363,566
Unrealized net appreciation on
  securities, net of tax................                          6,644           5,367             --                12,011
Less: Treasury stock....................                        (14,152)           (688)            --               (14,840)
                                                             ----------      ----------       --------            ----------
    Total stockholders' equity..........                        337,512         122,206        (11,550)              448,168
                                                             ----------      ----------       --------            ----------
    Total Liabilities and Stockholders'
      Equity............................                     $3,614,173      $1,319,321       $(15,400)           $4,918,904
                                                             ==========      ==========       ========            ==========


                                                Pro Forma Condensed Statement of Income (Unaudited)
                                                                   December 31, 1997
                                                --------------------------------------------------
                                                                    Historical
                                                            -----------------------   Pro Forma
Interest Income                                             First Midwest  Heritage  Consolidated
                                                            -------------  --------  ------------
Interest and fees on loans................................       $209,003   $57,772      $266,775
Interest on securities....................................         59,005    32,960        91,965
Interest on funds sold and other short-term
  investments.............................................          2,498       424         2,922
                                                                 --------   -------      --------
  Total interest income...................................        270,506    91,156       361,662
                                                                 --------   -------      --------

Interest Expense
Interest on deposits......................................         99,973    40,692       140,665
Interest on short-term borrowings.........................         25,809     2,044        27,853
                                                                 --------   -------      --------
  Total interest expense..................................        125,782    42,736       168,518
                                                                 --------   -------      --------
  Net interest income.....................................        144,724    48,420       193,144


Provision for Loan Losses.................................          8,765       600         9,365
                                                                 --------   -------      --------
  Net interest income after provision
    for loan losses.......................................        135,959    47,820       183,779

Noninterest Income........................................         37,222     9,607        46,829
Noninterest Expense.......................................        113,810    31,765       145,575
                                                                 --------   -------      --------

  Income before income tax expense........................         59,371    25,662        85,033
Income Tax Expense........................................         20,556     7,869        28,425
                                                                 --------   -------      --------

  Net Income..............................................       $ 38,815   $17,793      $ 56,608
                                                                 ========   =======      ========
  Net Income Per Share/(3)/...............................       $   1.94                $   1.93
                                                                 ========                ========
  Net Income Per Share, assuming dilution/(4)/............       $   1.92                $   1.90
                                                                 ========                ========
  Average Shares Outstanding/(3)/.........................         19,986                  29,260
                                                                 ========                ========
  Average Shares Outstanding,
    assuming dilution/(4)/................................         20,238                  29,828
                                                                 ========                ========

                                                Pro Forma Condensed Statement of Income (Unaudited)
                                                                   December 31, 1996
                                                --------------------------------------------------
                                                                    Historical
                                                            -----------------------   Pro Forma
Interest Income                                             First Midwest  Heritage  Consolidated
                                                            -------------  --------  ------------
Interest and fees on loans................................       $202,953   $52,907      $255,860
Interest on securities....................................         62,397    30,223        92,620
Interest on funds sold and other short-term
  investments.............................................          3,443       694         4,137
                                                                 --------   -------      --------
  Total interest income...................................        268,793    83,824       352,617
                                                                 --------   -------      --------

Interest Expense
Interest on deposits......................................        100,142    36,327       136,469
Interest on short-term borrowings.........................         30,226     2,279        32,505
                                                                 --------   -------      --------
  Total interest expense..................................        130,368    38,606       168,974
                                                                 --------   -------      --------
  Net interest income.....................................        138,425    45,218       183,643

Provision for Loan Losses.................................          7,790       400         8,190
                                                                 --------   -------      --------
  Net interest income after provision
    for loan losses.......................................        130,635    44,818       175,453
Noninterest Income........................................         34,335     7,724        42,059
Noninterest Expense.......................................        104,767    30,801       135,568
                                                                 --------   -------      --------

  Income before income tax expense........................         60,203    21,741        81,944
Income Tax Expense........................................         20,331     6,903        27,234
                                                                 --------   -------      --------

  Net Income..............................................       $ 39,872   $14,838      $ 54,710
                                                                 ========   =======      ========
  Net Income Per Share/(3)/...............................       $   1.96                $   1.86
                                                                 ========                ========
  Net Income Per Share, assuming dilution/(4)/............       $   1.95                $   1.82
                                                                 ========                ========
  Average Shares Outstanding/(3)/.........................         20,314                  29,470
                                                                 ========                ========
  Average Shares Outstanding,
    assuming dilution/(4)/................................         20,467                  30,076
                                                                 ========                ========



                                                Pro Forma Condensed Statement of Income (Unaudited)
                                                                   December 31, 1995
                                                --------------------------------------------------
                                                                    Historical
                                                            -----------------------   Pro Forma
Interest Income                                             First Midwest  Heritage  Consolidated
                                                            -------------  --------  ------------
Interest and fees on loans................................       $203,884   $48,156      $252,040
Interest on securities....................................         69,148    23,326        92,474
Interest on funds sold and other short-term
  investments.............................................          2,672     2,378         5,050
                                                                 --------   -------      --------
  Total interest income...................................        275,704    73,860       349,564
                                                                 --------   -------      --------

Interest Expense
Interest on deposits......................................         97,602    31,516       129,118
Interest on short-term borrowings.........................         44,690     1,848        46,538
                                                                 --------   -------      --------
  Total interest expense..................................        142,292    33,364       175,656
                                                                 --------   -------      --------
  Net interest income.....................................        133,412    40,496       173,908

Provision for Loan Losses.................................         11,454       200        11,654
                                                                 --------   -------      --------
  Net interest income after provision
    for loan losses.......................................        121,958    40,296       162,254

Noninterest Income........................................         33,695     6,971        40,666
Noninterest Expense.......................................        108,083    27,670       135,753
                                                                 --------   -------      --------

  Income before income tax expense........................         47,570    19,597        67,167
Income Tax Expense........................................         16,166     6,303        22,469
                                                                 --------   -------      --------

  Net Income..............................................       $ 31,404   $13,294      $ 44,698
                                                                 ========   =======      ========
  Net Income Per Share/(3)/...............................       $   1.55                $   1.52
                                                                 ========                ========
  Net Income Per Share, assuming dilution/(4)/............       $   1.53                $   1.49
                                                                 ========                ========
  Average Shares Outstanding/(3)/.........................         20,229                  29,391
                                                                 ========                ========
  Average Shares Outstanding
    assuming dilution/(4)/................................         20,476                  30,067
                                                                 ========                ========

----------------
Footnotes to Pro Forma Combining Financial Statements:

/(1)/ Reflects the estimated acquisition charge ($15,400) and related tax benefit ($3,850) to be recorded incident to First Midwest's pending acquisition of Heritage. Such estimated charge includes severance and related personnel exit costs, contract termination fees, legal and accountant fees and other costs necessary to consummate the acquisition. These costs result directly from the Merger and are expected to be incurred within 12 months of the consummation date.

/(2)/ Reflects the increase in First Midwest Common Stock, $.01 par value, and related reduction in additional paid-in capital for the issuance of approximately 9,303 shares in the exchange for 12,090 shares of Heritage Common Stock outstanding at December 31, 1997.

/(3)/ The pro forma combined net income per share and average shares outstanding are based upon the historical net income for First Midwest and Heritage divided by the total pro forma average shares of the combined entity assuming conversion of the Heritage Common Stock at the
       0.7695 exchange ratio.

/(4)/ The pro forma combined net income per share assuming dilution and average shares outstanding assuming dilution are based upon the historical net income of First Midwest and Heritage divided by the total pro forma average shares of the combined entity, adjusted for the potential dilutive effect of shares issued under the entities stock option plans, assuming conversion of the Heritage Common Stock at the 0.7695 exchange ratio.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hinshaw & Culbertson, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996, and for each of the two years in the period ended December 31, 1997, included in the Company's Annual Report (Form 10-K) have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company for the year ended December 31, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of SparBank as of December 31, 1996, and for each of the two years in the period then ended, have been incorporated in this Prospectus by reference herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission (File Number 0-10967). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at the following locations: Seven World Trade Center, Suite 1300, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a website (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding the Company that the Company files electronically with the Commission. In addition, such reports, proxy statements, and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company.

Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have heretofore been filed by the Company with the Commission are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the amendment on Form 10-K/A thereto;

     2.   The Company's Current Report on Form 8-K filed on January 23, 1998;
          and

     3. The description of the Common Stock, $.01 par value, and Preferred Stock purchase rights associated with the Common Stock of the Company, no par value, as contained in the Company's Registration Statement on Form 8-A, dated February 17, 1989, as amended by subsequently filed reports on Form 8-A on November 21, 1995 and June 30, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to First Midwest Bancorp, Inc., at its principal executive offices, 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459; Attention: Corporate Communications Director (630) 875-7450.